[redacted]

PUBLIC

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UN
SECURITIES ANI
Washi

12012607

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Streeet, Suite 1200
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Squier, Managing Director and CFO — 415-733-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

One Market, Spear Tower, Suite 1100	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Roger W. Squier, Managing Director and CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director & CFO
Title

Notary Public

CASSIE M. KAMPHAUS
Comm. #1894898
Notary Public - California
San Francisco County
Comm. Expires Jul 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Presidio Merchant Partners, LLC

Financial Statements
Year Ended December 31, 2011

Presidio Merchant Partners, LLC

Contents

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report

To the Managing Member of
Presidio Merchant Partners, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the supplemental schedule computation of net capital pursuant to rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

BDO USA, LLP

February 27, 2012

Financial Statements

Presidio Merchant Partners, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	7,310,570
Accounts receivable, net		288,181
Due from related party		31,525
Prepaid expenses		26,008
Property and equipment, net		25,351
Total Assets	$	7,681,635
Liabilities and Members' Deficit		
Liabilities:		
Deferred revenue	$	125,000
Accrued compensation		4,839,647
Due to related party		60,307
Accrued other		12,281
Total liabilities		5,037,235
Members' Equity		2,644,400
Total Liabilities and Members' Equity	$	7,681,635

See accompanying independent auditors' report and notes to financial statements.

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing (introducing) broker and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting.

Revenue Recognition

Fee revenue consists of retainer fees and transaction-based success fees, which the Company earns for assisting its clients with mergers, acquisitions, restructurings, divestitures and private placements of equity and debt securities. Retainer fees are typically non-refundable and are due upon execution of an engagement agreement with a client. They may or may not be applied to subsequent success fees and are recognized when services for the transactions are complete or when an engagement is terminated. Transaction-based success fees are typically recognized at the completion of each transaction when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Executed contracts are used by the Company to evidence its arrangements. The contracts state both the amounts for retainer fees and the transaction-based success fees, and due to the nature of the transactions the Company believes collection of invoices is reasonably assured at the time of billing. The Company's has not experienced any significant bad debt write-offs in recent history.

Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

Cash and Cash Equivalents

Cash consist of cash on hand and highly short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions were in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company has no assets or liabilities subject to recurring measurement at December 31, 2011.

The fair value of financial instruments, carried at cost in the balance sheet, including accounts receivable, and other accrued expenses, approximates the carrying amount, which is the amount for which these instruments could be exchanged in a current transaction between willing parties.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. No impairment charge has been recorded to date.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statements.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition Topic 605 relating to the accounting for revenue arrangements that involve more than one deliverable or unit of accounting. The updated guidance requires companies to allocate arrangement considerations in multiple deliverable arrangements in a manner that better reflects the economics of the transaction by revising certain thresholds for separation, and providing criteria for allocation of revenue among deliverables. The updated guidance is effective for the Company beginning in fiscal year 2011. The adoption of this standard did not have a material impact on the Company's financial statements.

2. Property and Equipment

Details of property and equipment at December 31, 2011 are as follows:

Computer hardware	$	67,882
Furniture and fixtures		182,128
Office and other equipment		37,658
Computer software		11,932
		299,600
Less accumulated depreciation and amortization		(274,249)
Property and equipment, net	$	25,351

Depreciation expense for the year ended December 31, 2011 totaled $20,628.

3. Retirement Plans

The Company has a 401(K) plan that is available to all regular full-time employees. Employees become members and participants in the Plan upon meeting the plan's eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. For 2011, the Company accrued matching contributions of $37,320 and profit sharing contributions of $8,578.

4. Concentrations of Risk

Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

Revenues from Significant Clients

The following table represents the concentration of revenue and account receivable for clients comprising greater than 10% of revenue and accounts receivable as of December 31, 2011:

Client	Revenue	Accounts Receivable
A	34%	99%
B	30%	-
C	15%	-
D	12%	-
Total	91%	99%

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Capital Contributions and Distributions

During the year, the Parent provided capital contributions to Presidio Merchant Partners, in the amount of $457,000. In addition, the Parent also forgave $100,476 of debt owed by Presidio Merchant Partners. Such amounts were also recorded as capital contributions and expenses paid on behalf of Presidio Merchant Partners by the parent.

The Company made cash distributions to the Parent at various times during the year totaling $1,500,000.

7. Related Party Transactions

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2011, the Company had a balance payable to Presidio Financial Partners, LLC of $60,307 and a receivable balance from Presidio Investors LLC of $31,525.

Pursuant to an expense sharing agreement entered into by the affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of people employed by the Company during the year. For the year ended December 31, 2011, net personnel expenses allocated to the Company were $103,453 and net office expenses and rent allocated to the Company were $282,502.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2011, the Company's net capital was $2,273,335, which was $1,937,519 above its net capital requirement of $335,816. The Company's aggregate indebtedness to net capital ratio was 2.22 to 1.

9. Subsequent Events

In accordance with ASC 855 - Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued.

Management concluded that no other material subsequent events have occurred since December 31, 2011 through February 27, 2012, which was the actual date of issuance, which required recognition or disclosure in such financial statements in accordance with ASC 855.

Supplemental Information

Presidio Merchant Partners, LLC

Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission

	As Reported on Form X-17S-5 December 31, 2011	Adjustments	As Adjusted December 31, 2011
Members' Equity	$ 2,506,334	$ 138,066	$ 2,644,400
Less non-allowable assets:			
Accounts receivable	34,706	$ 285,000	319,706
Prepaid expenses	26,008		26,008
Property and equipment, net	25,351		25,351
Total non-allowable assets	86,065	$ 285,000	371,065
Net capital	$ 2,420,269	$ (146,934)	$ 2,273,335
Aggregate indebtedness	$ 4,890,301	$ 146,934	$ 5,037,235
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 326,020		$ 335,816
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000		$ 5,000
Excess (deficit) net capital	$ 2,094,249		$ 1,937,519
Ratio: aggregate indebtedness to net capital	2.02		2.22

IBDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls

To the Managing Member of
Presidio Merchant Partners, LLC

In planning and performing our audit of the financial statements of Presidio Merchant Partners, LLC. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BDO

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 27, 2012

Presidio Merchant Partners, LLC

Financial Statements
Year Ended December 31, 2011

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO